Exhibit 99.61

99.61 News Release Dated June 18, 2014 INVESTOR RELATIONS CONTACT: Craig Armitage (416) 815-0700 ext. 278 carmitage@tmxequicom.com

FOR IMMEDIATE RELEASE	Toronto Stock Exchange Symbol: DND

CIPHER PHARMACEUTICALS COMPLETES DISTRIBUTION AND SUPPLY AGREEMENT FOR ISOTRETINOIN PRODUCT IN CHILE

MISSISSAUGA, Ontario, June 18, 2014 - Cipher Pharmaceuticals Inc. (TSX: DND) today announced it has entered into a definitive distribution and supply agreement with Laboratorios Andrómaco S.A. (“Andrómaco”) under which Cipher has granted Andrómaco the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Chile.

With over 70 years of experience, Andrómaco is a leader in the production and marketing of pharmaceutical products in Chile and certain other Latin American countries. Once regulatory approval is granted, it is expected that Cipher’s product will be marketed under the brand name Lisacne-CIP, replacing Andrómaco’s current isotretinoin product, Lisacne. The branded dermatology products currently marketed by Andrómaco in Chile include Fucidin® and Daivonex®. Andrómaco is majority owned by Grünenthal GmbH, Germany.

“Extending the reach of our isotretinoin product is one of our growth priorities, and we believe Andrómaco is an excellent partner to bring this product to market in Chile,” Larry Andrews, President and Chief Executive Officer of Cipher Pharmaceuticals.

Cipher’s isotretinoin product is a patent-protected formulation of isotretinoin, which is used in the treatment of severe recalcitrant nodular acne. Isotretinoin is the most effective severe acne therapy available to teenagers who suffer from acne. The product is marketed in the United States as Absorica™ and in Canada as Epuris®.

Under the terms of the agreement, Cipher will supply product to Andrómaco. Product manufacturing will be fulfilled by Cipher’s partner, Galephar Pharmaceutical Research.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed seven marketing partnerships, generating growing licensing revenue.

Forward-Looking Statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form and other filings with Canadian securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

Craig Armitage	Norm Evans
Investor Relations	Chief Financial Officer
TMX Equicom	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 323
(416) 815-0080 fax	(905) 602-0628 fax
carmitage@tmxequicom.com	nevans@cipherpharma.com